CARILLON SERIES TRUST
CLASS A
DISTRIBUTION PLAN
WHEREAS, Carillon Series Trust (the “Trust”) is engaged in business as an open‑end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and
WHEREAS, the Trust, on behalf of its one or more designated series presently existing or hereafter established (hereinafter referred to as “Portfolios”), desires to adopt a Class A (“Class”) Distribution Plan pursuant to Rule l2b‑1 under the 1940 Act and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the Trust and the Class A shareholders; and
WHEREAS, the Trust intends to employ a registered broker-dealer as Distributor of the securities of which it is the issuer;
NOW, THEREFORE, the Trust, with respect to its Class A shares, hereby adopts this Distribution Plan (the “Plan”) in accordance with Rule l2b‑1 under the 1940 Act on the following terms and conditions:
1. Payment of Fees.  The Trust is authorized to pay distribution fees for the Class A shares of each Portfolio listed on Schedule A of this Plan, as such schedule may be amended from time to time, on an annualized basis, at such rates as shall be determined from time to time by the Board of Trustees in the manner provided for approval of this Plan in Paragraph 5, up to the maximum rates set forth in Schedule A, as such schedule may be amended from time to time.  Such fees shall be calculated and accrued daily and paid monthly or at such other intervals as shall be determined by the Board in the manner provided for approval of this Plan in Paragraph 5.  The distribution and service fees shall be payable by the Trust on behalf of the Class A shares of a Portfolio regardless of whether those fees exceed or are less than the actual expenses, described in Paragraph 2 below, incurred by the Distributor with respect to such Class in a particular year.
2. Distribution Expenses.  The fee authorized by Paragraph 1 of this Plan shall be paid pursuant to an appropriate Distribution Agreement in payment for any activities or expenses intended to result in the sale and retention of Trust shares, including, but not limited to, compensation paid to registered representatives of the Distributor and to participating dealers which have entered into sales agreements with the Distributor, advertising, salaries and other expenses of the Distributor relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and other sales promotion expenses, or for providing ongoing services to Class A shareholders.
3. Additional Compensation.  This Plan shall not be construed to prohibit or limit additional compensation derived from sales charges or other sources that may be paid to the Distributor pursuant to the aforementioned Distribution Agreement.

4. Shareholder Approval.  This Plan shall not take effect with respect to the Class A shares of a Portfolio until it has been approved by a vote of at least a majority of such Class’ outstanding voting securities, as defined in the 1940 Act, voting separately from any other class or Portfolio of the Trust.
5. Board Approval.  This Plan shall not take effect with respect to any class until it has been approved, together with any related agreements, by vote of a majority of both (a) the Board of Trustees and (b) those members of the Board who are not “interested persons” of the Trust, as defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements.
6. Renewal of Plan.  This Plan shall continue in full force and effect with respect to the Class A shares of a Portfolio for successive periods of one year from its approval as set forth in Paragraphs 4 and 5 for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 5.
7. Reports.  Any Distribution Agreement entered into pursuant to this Plan shall provide that the Distributor shall provide to the Board of Trustees and the Board shall review, at least quarterly, or at such other intervals as reasonably requested by the Board, a written report of the amounts so expended and the purposes for which such expenditures were made.
8. Termination.  This Plan may be terminated with respect to the Class A shares of a Portfolio at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such Class, voting separately from any other class of the Trust.
9. Amendments.  Any change to the Plan that would materially increase the distribution costs to the Class A shares of a Portfolio may not be instituted unless such amendment is approved in the manner provided for initial approval in Paragraphs 4 and 5 hereof.  Any other material change to the Plan may not be instituted unless such change is approved in the manner provided for initial approval in Paragraph 5 hereof.
10. Nomination of Trustees.  While this Plan is in effect, the selection and nomination of Independent Trustees of the Trust shall be committed to the discretion of the Independent Trustees then in office.
11. Prohibition Against Directed Brokerage to Finance Distribution of Trust Shares.  Notwithstanding any other provision, the Trust may not compensate a broker-dealer for any sale or distribution of the Trust’s shares by directing to the broker-dealer (a) portfolio transactions or (b) commissions, mark-ups, mark-downs or other fees received from executions effected through any other broker-dealer.

12. Records.  The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 7 hereof for a period of not less than six years from the date of execution of this Plan, or of the agreements or of such reports, as the case may be, the first two years in an easily accessible place.

Date:  November 18, 2017

CARILLON SERIES TRUST

CLASS A
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Class A Distribution Plan for Carillon Series Trust shall be as follows1:

Carillon Series Trust – Carillon ClariVest Capital Appreciation Fund	0.50%
Carillon Series Trust – Carillon Eagle Growth & Income Fund	0.50%
Carillon Series Trust – Carillon ClariVest International Stock Fund	0.35%
Carillon Series Trust – Carillon Eagle Investment Grade Bond Fund	0.35%
Carillon Series Trust – Carillon Eagle Mid Cap Growth Fund	0.35%
Carillon Series Trust – Carillon Eagle Mid Cap Stock Fund	0.35%
Carillon Series Trust – Carillon Eagle Small Cap Growth Fund	0.35%
Carillon Series Trust – Carillon Eagle Smaller Company Fund	0.35%
Carillon Series Trust – Carillon Cougar Tactical Allocation Fund	0.35%
Carillon Series Trust – Carillon Reams Core Bond Fund	0.35%
Carillon Series Trust – Carillon Reams Core Plus Bond Fund	0.35%
Carillon Series Trust – Carillon Scout International Fund	0.35%
Carillon Series Trust – Carillon Reams Low Duration Bond Fund	0.35%
Carillon Series Trust – Carillon Scout Mid Cap Fund	0.35%
Carillon Series Trust – Carillon Scout Small Cap Fund	0.35%
Carillon Series Trust – Carillon Reams Unconstrained Bond Fund	0.35%

1           Under the Funds’ distribution plans, each fund is authorized to pay a maximum distribution and service fee of up to 0.35% of average daily net assets on Class A shares, except for the Carillon ClariVest Capital Appreciation Fund and the Carillon Eagle Growth & Income Fund, which are authorized to pay a maximum distribution and service fee of up to 0.50% of average daily assets on Class A shares.  Each Fund’s Board of Trustees has approved a current fee of 0.25% on Class A shares.

Dated:  November 18, 2017